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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Taomee Holdings Limited (Name of Issuer)
Ordinary Shares** (Title of Class of Securities)
G8673T 108*** (CUSIP Number)

Benson Haibing Wang c/o Taomee Holdings Limited 16/F, Building No. A-2, No. 1528 Gumei Road Xuhui District Shanghai 200233 People's Republic of China +86 21 3367 4012	Roc Yunpeng Cheng c/o Taomee Holdings Limited 16/F, Building No. A-2, No. 1528 Gumei Road Xuhui District Shanghai 200233 People's Republic of China +86 21 3367 4012

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2015 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**
Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.

***
This CUSIP applies to the American Depositary Shares, each representing 20 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8673T 108	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benson Haibing Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 88,456,592

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 88,456,592

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,456,592

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

14	TYPE OF REPORTING PERSON IN

CUSIP No. G8673T 108	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joy Union Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 86,392,592

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 86,392,592

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,392,592

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%

14	TYPE OF REPORTING PERSON CO

CUSIP No. G8673T 108	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roc Yunpeng Cheng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 75,137,193

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 75,137,193

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,137,193

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%

14	TYPE OF REPORTING PERSON IN

CUSIP No. G8673T 108	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charming China Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 71,392,593

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 71,392,593

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,392,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%

14	TYPE OF REPORTING PERSON CO

Introductory Note

        This amendment No. 2 to Schedule 13D (this "Amendment No. 2) is filed jointly by Mr. Benson Haibing Wang ("Mr. Wang"), Joy Union Holdings Limited ("Joy Union" and together with Mr. Wang, the "Founder A Parties"), Roc Yunpeng Cheng ("Mr. Cheng") and Charming China Limited ("Charming China" and together with Mr. Cheng, the "Founder B Parties", and together with the Founder A Parties, the "Reporting Persons").

        This Amendment No. 2 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission ("SEC") on June 5, 2015 by the Founder A Parties and the Founder B Parties with respect to ordinary shares, US$0.00002 per share ("Ordinary Shares"), including Ordinary Shares represented by American Depositary Shares ("ADSs," each ADS representing 20 Ordinary Shares), of Taomee Holdings Limited (the "Company" or the "Issuer"), as amended by Amendment No. 1 filed with the SEC on December 21, 2015 (as so amended, the "Schedule 13D").

Item 3.    Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

        On December 31, 2015, the Reporting Persons, Mr. Liqing Zeng ("Mr. Zeng") and Frontier Technology Holdings Limited (each a "Rollover Shareholder", and together, the "Rollover Shareholders") entered into an Amended and Restated Rollover and Support Agreement (the "Amended Rollover Agreement") with Orient TM Parent Limited ("Parent"), pursuant to which the parties agreed to amend and restate the Rollover and Support Agreement entered into by the parties dated as of December 11, 2015. The information disclosed in this paragraph is qualified in its entirety by reference to the Amended Rollover Agreement, a copy of which is filed as Exhibit 10 and is incorporated herein by reference in its entirety.

Item 5.    Interest in Securities of the Issuer.

        Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        (a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person:	Amount beneficially owned (1):	Percent of class (2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Wang (3)	88,456,592 Ordinary Shares	12.4%	88,456,592 Ordinary Shares	0	88,456,592 Ordinary Shares	0
Joy Union (4)	86,392,592 Ordinary Shares	12.1%	86,392,592 Ordinary Shares	0	86,392,592 Ordinary Shares	0
Mr. Cheng (5)	75,137,193 Ordinary Shares	10.5%	75,137,193 Ordinary Shares	0	75,137,193 Ordinary Shares	0
Charming China (6)	71,392,593 Ordinary Shares	10.0%	71,392,593 Ordinary Shares	0	71,392,593 Ordinary Shares	0

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

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(2)
Percentage of beneficial ownership of each listed person is based on 711,839,620 Ordinary Shares outstanding as of December 31, 2015, as well as the Ordinary Shares underlying share options exercisable by such person and restricted shares to be vested to such person within 60 days of December 31, 2015.

(3)
Includes (i) 314,000 Ordinary Shares directly held by Mr. Wang, (ii) 1,000,000 Ordinary Shares issuable upon exercise of options held by Mr. Wang within 60 days of December 31, 2015, (iii) 750,000 restricted shares to be vested to Mr. Wang within 60 days of December 31, 2015, and (iv) 86,392,592 Ordinary Shares beneficially owned through Mr. Wang's holding in Joy Union. Mr. Wang is the sole director of Joy Union and holds 100% of its total outstanding shares. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Wang may be deemed to beneficially own all of the Ordinary Shares held by Joy Union.

(4)
Includes 12 Ordinary Shares and 86,392,580 Ordinary Shares represented by 4,319,629 ADSs.

(5)
Includes (i) 314,000 Ordinary Shares directly held by Mr. Cheng, (ii) 2,930,600 Ordinary Shares issuable upon exercise of options held by Mr. Cheng within 60 days of December 31, 2015, (iii) 500,000 restricted shares to be vested to Mr. Cheng within 60 days of December 31, 2015, and (iv) 71,392,593 Ordinary Shares beneficially owned through Mr. Cheng's holding in Charming China. Mr. Cheng is the sole director of Charming China and holds 100% of its total outstanding shares. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Cheng may be deemed to beneficially own all of the Ordinary Shares held by Charming China.

(6)
Includes 13 Ordinary Shares and 71,392,580 Ordinary Shares represented by 3,569,629 ADSs.

        Due to the nature of the transaction described in Item 4 of this statement, (a) the Founder A Parties and the Founder B Parties could be deemed to be part of a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with each other and with the Sponsor, and (b) the Founder A Parties may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the Founder B Parties, and the Founder B Parties may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the Fonder A Parties. As a result, Mr. Wang and Mr. Cheng may both be deemed to beneficially own an aggregate of 163,593,785 Ordinary Shares, or 22.8% of the total outstanding Ordinary Shares as of December 31, 2015, as well as the Ordinary Shares underlying share options exercisable by Mr. Wang and Mr. Cheng and the restricted shares to be vested to Mr. Wang and Mr. Cheng within 60 days of December 31, 2015. Each of the Founder A Parties disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Founder B Parties or any other person, and each of the Founder B Parties disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Founder A Parties or any other person.

  (c)
  None of the Reporting Persons has effected any transactions in the Ordinary Shares (including Ordinary Shares represented by ADSs) during the last sixty days.

  (d)
  Not Applicable.

  (e)
  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

        On January 4, 2016, Mr. Wang, Mr. Cheng, Orient Ruide Capital Management (Shanghai) Co., Ltd. (the "Sponsor"), Mr. Zeng, Zhen Wei, Bin Wang and Yuliang Feng entered into a Restructuring Framework Agreement (the "Framework Agreement"), pursuant to which the parties agree to use commercially best efforts to restructure the Company and its subsidiaries after the effective time of the Merger, including transfer of equity interests in a subsidiary of the Company to third parties designated by the Sponsor, Mr. Wang and Mr. Cheng. The information disclosed in this paragraph is qualified in its entirety by reference to the Framework Agreement, a copy of which is filed as Exhibit 11, and is incorporated herein by reference in its entirety.

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        The information regarding the Amended Rollover Agreement under Item 3 is incorporated herein by reference in its entirety.

Item 7.    Material to Be Filed as Exhibits.

        Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description
10	Amended and Restated Rollover and Support Agreement by the Reporting Persons, Mr. Zeng and Frontier Technology Holdings Limited, dated December 31, 2015.
11	Restructuring Framework Agreement by Mr. Wang, Mr. Cheng, the Sponsor, Mr. Zeng, Zhen Wei, Bin Wang and Yuliang Feng, dated January 4, 2016.
12	Joint Filing Agreement by and among the Reporting Persons, dated December 31, 2015.

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 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2016

Benson Haibing Wang
/s/ BENSON HAIBING WANG
Joy Union Holdings Limited
By:	/s/ BENSON HAIBING WANG Name: Benson Haibing Wang Title: Director
Roc Yunpeng Cheng
/s/ ROC YUNPENG CHENG
Charming China Limited
By:	/s/ ROC YUNPENG CHENG Name: Roc Yunpeng Cheng Title: Director

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  Item 3. Source and Amount of Funds or Other Consideration.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to Be Filed as Exhibits.
SIGNATURE